UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 2 November, 2022

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcements dated 1 November 2022: Sasol launches an offering of US$750 million guaranteed senior unsecured convertible bonds and Sasol prices US$750 million guaranteed senior unsecured convertible bonds

Sasol Limited

(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

NOT FOR PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933), OR IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH DISTRIBUTION, OFFERS OR SALES, WOULD BE PROHIBITED BY APPLICABLE LAW.

SASOL LAUNCHES AN OFFERING OF US$750 MILLION GUARANTEED SENIOR UNSECURED CONVERTIBLE BONDS

Sasol Limited herewith announces that Sasol Financing USA LLC, its indirect wholly owned subsidiary (the "Issuer"), has launched an offering of US$750 million guaranteed senior unsecured convertible bonds due 2027 (the "Convertible Bonds") (the "Offering"). Capitalised terms used in this announcement but not defined have the meanings given to them in the terms and conditions of the Convertible Bonds (the "Conditions").

The net proceeds of the Offering are expected to be used for general corporate purposes, including, but not limited to, the refinancing of debt.

The Convertible Bonds will be issued by the Issuer on or around 8 November 2022 (the "Closing Date") and payments in respect of the Convertible Bonds will be guaranteed by the Company. The Convertible Bonds are expected to pay a coupon of between 4.0% and 4.5% per annum, payable semi-annually in arrear in equal instalments on 8 May and 8 November of each year.

The Convertible Bonds, subject to the receipt of the requisite approvals at a general meeting of the shareholders of Sasol (the "Shareholder Resolutions"), will be convertible into new and/or existing ordinary shares of Sasol (the "Ordinary Shares"), cash (at the election of the Company), or a combination thereof, in each case, pursuant to and in accordance with the Conditions. Prior to, and/or absent of such approvals, holders of the Convertible Bonds will (in accordance with the Conditions) receive on conversion a cash amount equal to the value of the Ordinary Shares.

The Company will use all reasonable endeavours to convene a general meeting of its shareholders not later than 14 months after the Closing Date (the "Long Stop Date") for the purpose of, *inter alia*, considering, and if thought fit, passing the Shareholder Resolutions.

At any time after the date of the first shareholders' meeting following the Closing Date, for so long as the Shareholder Resolutions have not been approved and notice of such redemption is given to the bondholders not later than 10 South African business days after the Long Stop Date, the Issuer may elect to redeem all but not some of the Convertible Bonds at the greater of: i) 102% of their principal amount, or ii) 102% of their fair market value, in each case plus accrued but unpaid interest, all as further described in the Conditions.

The initial conversion price is expected to be set within a premium range of 30% to 35% above the volume weighted average price of the Ordinary Shares listed on the main board of the JSE Limited between opening of trading today, 1 November 2022 and pricing which is expected later today, translated into US$ using the USDZAR exchange rate at the time of pricing. The conversion price will be subject to customary adjustments pursuant to the Conditions, including, among other things, dividends paid by Sasol.

The Convertible Bonds will be issued at 100% of their principal amount (i.e. US$200,000 per Convertible Bond). Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed at their principal amount on or around 8 November 2027. The Issuer will have the option to redeem all but not some of the Convertible Bonds at their principal amount (plus accrued but unpaid interest) in accordance with the Conditions at any time (i) on or after 29 November 2025, if the Parity Value (as defined in the Conditions) is equal to or exceeds US$260,000 for a specified period of time; or (ii) if at any time 85% or more of the principal amount of the Convertible Bonds originally issued have been converted and/or redeemed and/or purchased and cancelled (all as more fully described in the Conditions).

The Convertible Bonds may be redeemed at the option of each holder of the Convertible Bonds at the principal amount (plus accrued but unpaid interest) following the occurrence of a Relevant Event, a Change of Control or a De-Listing Event (all as more fully described in the Conditions).

Application is expected to be made for the Convertible Bonds to be admitted to trading on the Open Market (*Freiverkehr*) segment of the Frankfurt Stock Exchange within 30 days following the Closing Date.

The Convertible Bonds will be offered by way of an accelerated bookbuild to qualified investors only. The final terms of the Convertible Bonds are expected to be announced after pricing which is expected later today.

In the context of the Offering, the Company, the Issuer and the Company's other subsidiaries will agree to a lock-up relating to equity and equity-related securities for a period commencing on pricing and ending 90 calendar days following the Closing Date, subject to certain exceptions and waiver by the Sole Global Coordinator.

BofA Securities is acting as Sole Global Coordinator for the Offering. Citigroup, J.P. Morgan and BofA Securities are acting as Joint Bookrunners for the Offering. Mizuho , MUFG and SMBC Nikko are acting as Co-Lead Managers for the Offering (together with the Sole Global Coordinator and Joint Bookrunners, the "Joint Lead Managers").

1 November 2022
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Sole Global Coordinator:
Merrill Lynch International ("BofA Securities")

Joint Bookrunners:

Citigroup Global Markets Inc. ("Citigroup")
J.P. Morgan Securities plc ("J.P. Morgan")
Merrill Lynch International ("BofA Securities")

Co-Lead Managers:
Mizuho International plc ("Mizuho")
MUFG Securities EMEA plc ("MUFG")
SMBC Nikko Capital Markets Limited ("SMBC Nikko")

DISCLAIMER

Convertible Bonds
The Convertible Bonds, the guarantee in respect thereof and the Ordinary Shares (together, the "Securities") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any other jurisdiction, and may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons (as defined in Regulation S under the Securities Act ("Regulation S")) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Securities are being sold to certain non-U.S. persons in offshore transactions outside the United States in reliance on Regulation S. This announcement does not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall it constitute an offer, solicitation or sale in any jurisdiction which such offer, solicitation or sale would be unlawful.

Prospectus
No prospectus pursuant to Regulation (EU) 2017/1129 or Regulation (EU) 2017/1129 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (the "EUWA") or the Financial Services and Markets Act 2000, nor any prospectus which complies with the South African Companies Act, 2008 (as amended) (the "SA Companies Act"), is required in respect of the Offering, and therefore, no prospectus or similar document will be published in connection with the Offering.

Market Abuse Regulation
This announcement relates to the disclosure of information that qualified, or may have qualified, as inside information within the meaning of Article 7(1) of Regulation (EU) 596/2014 (the "EU Market Abuse Regulation"). The person responsible for the release of this information on behalf of Sasol Limited is Michelle du Toit, Group Company Secretary, Sasol Limited.

Contacts
Investor relations: Tiffany Sydow, VP Investor Relations, Sasol Limited, email:
tiffany.sydow@sasol.com

This announcement does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No action has been taken that would permit an Offering of the securities or possession or distribution of this announcement in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

Forward-looking statements

This announcement includes forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially, including, but not limited to, whether the Issuer will offer the Convertible Bonds, the anticipated Conditions of the Offering, whether the Issuer will be able to consummate the Offering, the final terms of the Offering, the satisfaction of customary closing Conditions with respect to the Offering of the Convertible Bonds, prevailing market conditions, the anticipated use of the net proceeds of the Offering of the Convertible Bonds and the impact of general economic, industry or political conditions. Forward-looking statements may be identified by the use of the words "may," "will," "expect," "intend," and other similar expressions. These forward-looking statements are based on estimates and assumptions by the Issuer's and Sasol's management that, although believed to be reasonable, are inherently uncertain and subject to a number of risks. Actual results may differ materially from those anticipated or predicted by the Issuer's and/or Sasol's forward-looking statements. Prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Issuer and Sasol undertake no obligation to revise or update this announcement to reflect events or circumstances after the date hereof, except as required by applicable law.

Disclaimers

No action has been taken by the Issuer, the Company, the joint lead managers or any of their respective affiliates that would permit an Offering of the Convertible Bonds or possession or distribution of this announcement or any Offering or publicity material relating to the Convertible Bonds in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by the Issuer, the Company and the joint lead managers to inform themselves about, and to observe, any such restrictions.

This announcement is not for distribution, directly or indirectly in or into the United States or for the account or benefit of, U.S. persons (as defined in regulation s under the Securities Act of 1933 (as amended)). This announcement is not an offer to sell securities or the solicitation of any offer to buy securities, nor shall there be any offer of securities in any jurisdiction in which such offer or sale would be unlawful.

This announcement and the Offering when made are only addressed to, and directed in, member states of the European Economic Area (the "EEA") at persons who are "qualified investors" within the meaning of article 2(e) of the Prospectus Regulation ("qualified investors"). The Convertible Bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with qualified investors. This announcement should not be acted upon or relied upon in any member state of the EEA by persons who are not qualified investors. For these purposes, the expression "Prospectus Regulation" means regulation (EU) 2017/1129. MIFID II Professionals/ECPS-only/ NO PRIIPS KID – Manufacturer Target Market (MIFID II Product Governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPS key information document (kid) has been prepared as not available to retail in EEA.

This announcement and this Offering when made are only addressed to and directed at persons in the United Kingdom, who are "qualified investors" within the meaning of article 2(e) of the UK Prospectus Regulation. The Convertible Bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with qualified investors. This announcement should not be acted upon or relied upon in the United Kingdom by persons who are not qualified investors. For the purposes of this provision the expression "UK Prospectus Regulation" means the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA. UK MIFIR Professionals/ECPS-only/no UK PRIIPS kid – Manufacturer Target Market (UK MIFIR Product Governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPS key information document (kid) has been prepared as not available to retail in UK.

This announcement is being distributed only to persons (i) who have professional experience in matters relating to investments falling within article 19(5) of the financial services and markets act 2000 (financial promotion) order 2005, as amended (the "order"); (ii) who fall within article 49(2)(a) to (d) of the order; (iii) who are outside the United Kingdom; or (iv) to whom it may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

No "offer to the public" (as such term is defined in the SA Companies act, in South Africa is being made in connection with the issue of the Convertible Bonds or any securities and accordingly this announcement does not, nor does it intend to, constitute a ''registered prospectus'', as contemplated in chapter 4 of the SA Companies Act. Accordingly, no prospectus has been filed with the South African Companies and Intellectual Property Commission in respect of the issue or Offering of the Convertible Bonds. Any issue or Offering of the Convertible Bonds in South Africa constitutes an offer for the subscription and sale of the Convertible Bonds in South Africa only to selected investors who fall within the exemptions set out in section 96(1)(a) or (b) of the SA Companies Act and, accordingly, such offer would not be considered to be an "offer to the public" for the purposes of the SA Companies Act.

The information contained in this announcement constitutes factual information as contemplated in section 1(3)(a) of the South African Financial Advisory and Intermediary Services Act, 2012 (the "FAIS Act") and should not be construed as an express or implied recommendation, guide or proposal that any particular transaction in respect of the Convertible Bonds or the ordinary shares or in relation to the business or future investments of the Issuer or the Company, is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing in this announcement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa. Neither the Issuer nor the Company is a financial services provider licensed as such under the FAIS Act and the Issuer and/or Company's advisors are acting for the Issuer and/or Company (as the case may be) only in respect of the transaction and none of the Issuer, the Company, any of their respective advisors, any of the joint lead managers or any of their respective affiliates, or any person acting on behalf of the joint lead managers or any of their respective affiliates, is giving or purporting to have given any financial advice as contemplated in the FAIS Act to any bondholder or investor.

Any decision to purchase any of the securities should only be made on the basis of an independent review by a prospective investor of the Issuer's and the Company's publicly available information. None of the joint lead managers, any of their respective affiliates nor any of their or their respective affiliates accept any responsibility or liability whatsoever for, or make any representation or warranty, express or implied, as to the truth, accuracy or completeness of the information in this announcement (or whether any information has been omitted from this announcement) or the Issuer's and the Company's publicly available information or for any loss howsoever arising from the use of this announcement or its contents or otherwise arising in connection therewith. The information contained in this announcement is subject to change in its entirety without notice up to the closing date. Neither the joint lead managers nor any of their respective affiliates shall be responsible for, or for investigating, any matter which is the subject of any statement, representation, warranty or covenant of the Issuer or the Company contained in the Convertible Bonds or the guarantee, or any other agreement or document relating to the Convertible Bonds or the guarantee, or for the execution, legality, effectiveness, adequacy, genuineness, validity, enforceability or admissibility in evidence thereof.

Each prospective investor should proceed on the assumption that it must bear the economic risk of an investment in the Convertible Bonds or the ordinary shares to be issued or transferred and delivered upon conversion of the Convertible Bonds and notionally underlying the Convertible Bonds. None of the Issuer, the Company or the joint lead managers make any representation as to (i) the suitability of the securities for any particular investor, (ii) the appropriate accounting treatment and potential tax consequences of investing in the securities or (iii) the future performance of the securities either in absolute terms or relative to competing investments.

The joint lead managers are acting on behalf of the Issuer and the Company and no one else in connection with the Convertible Bonds and will not be responsible to any other person for providing the protections afforded to clients of the joint lead managers or for providing advice in relation to the securities.

The joint lead managers are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The joint lead managers and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for the Company and its group from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for the Company and its group in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

In connection with the Offering of the bonds, each of the joint lead managers and any of their respective affiliates may take up a portion of the bonds or the underlying shares as a principal position and in that capacity may retain, purchase, sell or offer to sell for its own account such securities and any other securities of the Issuer or the Company or any related investments in connection with the Offering of the bonds or otherwise. Accordingly, references in this announcement to bonds being sold, offered, subscribed, acquired, placed or otherwise dealt in should be read as including any issue or offer to, or subscription, acquisition, placing or dealing by, any of the joint lead managers and any of their respective affiliates acting in such capacity. In addition, certain of the joint lead managers or their affiliates may enter into financing arrangements (including swaps or contracts for differences) with investors in connection with which such joint lead managers (or any of its affiliates) may from time to time acquire, hold or dispose of bonds or the underlying shares. The joint lead managers do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so. In addition, each of the joint lead managers and their respective subsidiaries and affiliates may perform services for, or solicit business from, the Issuer, the Company or members of the Company's group, may make markets in the securities of such persons and/or have a position or effect transactions in such securities.

Certain of the joint lead managers or their affiliates are, and/or may in the future be, lenders, and in some cases agents or managers for the lenders, under certain of the Company's or the group's credit facilities and other credit or those of its affiliates. In particular, certain of the proceeds received by the Company from the Offering may, without limitation, be used for the refinancing of debt previously provided by certain of the joint lead managers. In their capacity as lenders, such joint lead managers or their affiliates may, in the future, seek a reduction of a loan commitment to the Company or their respective affiliates, or impose incremental pricing or collateral requirements with respect to such facilities or credit arrangements, in the ordinary course of business. In addition, certain of the joint lead managers or their affiliates that have a lending relationship with the Company may routinely hedge their credit exposure to the Company consistent with their customary risk management policies. A typical hedging strategy would include these joint lead managers or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the securities.

Each of the Issuer, the Company, the joint lead managers and their respective affiliates expressly disclaims any obligation or undertaking to update, review or revise any statement contained in this announcement whether as a result of new information, future developments or otherwise.

Sasol Limited

(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

NOT FOR PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, OR
TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS (AS DEFINED IN
REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933), OR IN OR INTO
AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH
DISTRIBUTION, OFFERS OR SALES, WOULD BE PROHIBITED BY APPLICABLE LAW.

SASOL PRICES US$750 MILLION GUARANTEED SENIOR UNSECURED CONVERTIBLE BONDS

Sasol Limited is pleased to announce that Sasol Financing USA LLC, its indirect wholly owned subsidiary (the "Issuer"), has priced its offering of US$750 million guaranteed senior unsecured convertible bonds due 2027 (the "Convertible Bonds") (the "Offering"). Capitalised terms used in this announcement but not defined have the meanings given to them in the terms and conditions of the Convertible Bonds (the "Conditions").

The net proceeds of the Offering will be used for general corporate purposes, including, but not limited to, the refinancing of debt.

The Convertible Bonds will be issued at 100% of their principal amount in minimum denominations of US$200,000 each and, unless previously redeemed, converted or purchased and cancelled, each will be redeemed at their principal amount on or around 8 November 2027. The Convertible Bonds will pay a coupon of 4.5% per annum, payable semi-annually in arrear and in equal instalments on 8 May and 8 November of each year, with the first interest payment date on 8 May 2023. All payments in respect of the Convertible Bonds will be guaranteed by the Company. The initial conversion price is US$20.3863, representing a premium of 30% to the volume weighted average price of the Ordinary Shares listed on the main board of the JSE Limited between opening of trading and pricing today, 1 November 2022, translated into US$ using the USDZAR exchange rate at the time of pricing. The conversion price will be subject to standard market anti-dilution adjustments pursuant to the Conditions, including, among other things, dividends paid by Sasol.

The Convertible Bonds will be issued by the Issuer on or around 8 November 2022 (the "Closing Date") and an application is expected to be made for the Convertible Bonds to be admitted to trading on the Open Market (*Freiverkehr*) segment of the Frankfurt Stock Exchange within 30 days following the Closing Date.

The Convertible Bonds, subject to the receipt of the requisite approvals at a general meeting of the shareholders of Sasol (the "Shareholder Resolutions"), will be convertible into new and/or existing ordinary shares of Sasol (the "Ordinary Shares"), cash (at the election of the Company), or a combination thereof, in each case, pursuant to and in accordance with the Conditions. Prior to, and/or absent of such approvals, holders of the

Convertible Bonds will (in accordance with the Conditions) receive on conversion a cash amount equal to the value of the Ordinary Shares.

The Company will use all reasonable endeavours to convene a general meeting of its shareholders not later than 14 months after the Closing Date (the "Long Stop Date") for the purpose of, *inter alia*, considering, and if thought fit, passing the Shareholder Resolutions.

At any time after the date of the first shareholders' meeting following the Closing Date, for so long as the Shareholder Resolutions have not been approved and notice of such redemption is given to the bondholders not later than 10 Johannesburg business days after the Long Stop Date, the Issuer may elect to redeem all but not some of the Convertible Bonds at the greater of: i) 102% of their principal amount, or ii) 102% of their fair market value, in each case plus accrued but unpaid interest, all as further described in the Conditions.

The Issuer will have the option to redeem all but not some of the Convertible Bonds at their principal amount (plus accrued but unpaid interest) in accordance with the Conditions at any time (i) on or after 29 November 2025, if the Parity Value (as defined in the Conditions) is equal to or exceeds US$260,000 for a specified period of time; or (ii) if at any time 85% or more of the principal amount of the Convertible Bonds originally issued have been converted and/or redeemed and/or purchased and cancelled (all as more fully described in the Conditions).

In the context of the Offering, the Company, the Issuer and the Company's other subsidiaries have agreed to a lock-up relating to equity and equity-related securities for a period commencing on pricing and ending 90 calendar days following the Closing Date, subject to certain exceptions and waiver by the Sole Global Coordinator.

BofA Securities acted as Sole Global Coordinator for the Offering. Citigroup, J.P. Morgan and BofA Securities acted as Joint Bookrunners for the Offering. Mizuho, MUFG and SMBC Nikko acted as Co-Lead Managers for the Offering (together with the Sole Global Coordinator and Joint Bookrunners, the "Joint Lead Managers").

1 November 2022
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Sole Global Coordinator:
Merrill Lynch International ("BofA Securities")

Joint Bookrunners:
Citigroup Global Markets Inc. ("Citigroup")
J.P. Morgan Securities plc ("J.P. Morgan")
Merrill Lynch International ("BofA Securities")

Co-Lead Managers:
Mizuho International plc ("Mizuho")
MUFG Securities EMEA plc ("MUFG")
SMBC Nikko Capital Markets Limited ("SMBC Nikko")

DISCLAIMER

Convertible Bonds
The Convertible Bonds, the guarantee in respect thereof and the Ordinary Shares (together, the "Securities") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any other jurisdiction, and may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons (as defined in Regulation S under the Securities Act ("Regulation S")) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Securities are being sold to certain non-U.S. persons in offshore transactions outside the United States in reliance on Regulation S. This announcement does not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall it constitute an offer, solicitation or sale in any jurisdiction which such offer, solicitation or sale would be unlawful.

Prospectus
No prospectus pursuant to Regulation (EU) 2017/1129 or Regulation (EU) 2017/1129 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (the "EUWA") or the Financial Services and Markets Act 2000, nor any prospectus which complies with the South African Companies Act, 2008 (as amended) (the "SA Companies Act"), is required in respect of the Offering, and therefore, no prospectus or similar document will be published in connection with the Offering.

Market Abuse Regulation
This announcement relates to the disclosure of information that qualified, or may have qualified, as inside information within the meaning of Article 7(1) of Regulation (EU) 596/2014 (the "EU Market Abuse Regulation"). The person responsible for the release of this information on behalf of Sasol Limited is Michelle du Toit, Group Company Secretary, Sasol Limited.

Contacts
Investor relations: Tiffany Sydow, VP Investor Relations, Sasol Limited, email: tiffany.sydow@sasol.com

This announcement does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No action has been taken that would permit an offering of the securities or possession or distribution of this announcement in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

Forward-looking statements

This announcement includes forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially, including, but not limited to, whether the Issuer will offer the Convertible Bonds, the anticipated conditions of the Offering, whether the Issuer will be able to consummate the Offering, the final terms of the Offering, the satisfaction of customary closing conditions with respect to the Offering of the Convertible Bonds, prevailing market conditions, the anticipated use of the net proceeds of the Offering of the Convertible Bonds and the impact of general economic, industry or political conditions. Forward-looking statements may be identified by the use of the words "may," "will," "expect," "intend," and other similar expressions. These forward-looking statements are based on estimates and assumptions by the Issuer's and Sasol's management that, although believed to be reasonable, are inherently uncertain and subject to a number of risks. Actual results may differ materially from those anticipated or predicted by the Issuer's and/or Sasol's forward-looking statements. Prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Issuer and Sasol undertake no obligation to revise or update this announcement to reflect events or circumstances after the date hereof, except as required by applicable law.

Disclaimers

No action has been taken by the Issuer, the Company, the joint lead managers or any of their respective affiliates that would permit an Offering of the Convertible Bonds or possession or distribution of this announcement or any offering or publicity material relating to the Convertible Bonds in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by the Issuer, the Company and the joint lead managers to inform themselves about, and to observe, any such restrictions.

This announcement is not for distribution, directly or indirectly in or into the United States or for the account or benefit of, U.S. persons (as defined in regulation s under the Securities Act of 1933 (as amended)). This announcement is not an offer to sell securities or the solicitation of any offer to buy securities, nor shall there be any offer of securities in any jurisdiction in which such offer or sale would be unlawful.

This announcement and the Offering when made are only addressed to, and directed in, member states of the European Economic Area (the "EEA") at persons who are "qualified investors" within the meaning of article 2(e) of the Prospectus Regulation ("qualified investors"). The Convertible Bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with qualified investors. This announcement should not be acted upon or relied upon in any member state of the EEA by persons who are not qualified investors. For these purposes, the expression "Prospectus Regulation" means Regulation (EU) 2017/1129.

MIFID II professionals/ECPS-only/ no PRIIPS kid– Manufacturer Target Market (MIFID II Product Governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPS key information document (kid) has been prepared as not available to retail in EEA.

This announcement and this Offering when made are only addressed to and directed at persons in the United Kingdom, who are "qualified investors" within the meaning of article 2(e) of the UK Prospectus Regulation. The Convertible Bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with qualified investors. This announcement should not be acted upon or relied upon in the United Kingdom by persons who are not qualified investors. For the purposes of this provision the expression "UK Prospectus Regulation" means the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA. UK MIFIR Professionals/ECPS-only/no UK PRIIPS kid – Manufacturer Target Market (UK MIFIR Product Governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPS key information document (kid) has been prepared as not available to retail in UK.

This announcement is being distributed only to persons (i) who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (financial promotion) order 2005, as amended (the "order"); (ii) who fall within article 49(2)(a) to (d) of the order; (iii) who are outside the United Kingdom; or (iv) to whom it may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

No "offer to the public" (as such term is defined in the SA Companies Act, in South Africa is being made in connection with the issue of the Convertible Bonds or any securities and accordingly this announcement does not, nor does it intend to, constitute a ''registered prospectus'', as contemplated in chapter 4 of the SA Companies Act. Accordingly, no prospectus has been filed with the South African Companies and Intellectual Property Commission in respect of the issue or Offering of the Convertible Bonds. Any issue or Offering of the Convertible Bonds in South Africa constitutes an offer for the subscription and sale of the convertible bonds in South Africa only to selected investors who fall within the exemptions set out in section 96(1)(a) or (b) of the SA Companies Act and, accordingly, such offer would not be considered to be an "offer to the public" for the purposes of the SA Companies Act.

The information contained in this announcement constitutes factual information as contemplated in section 1(3)(a) of the South African Financial Advisory and Intermediary Services Act, 2012 (the "FAIS Act") and should not be construed as an express or implied recommendation, guide or proposal that any particular transaction in respect of the Convertible Bonds or the ordinary shares or in relation to the business or future investments of the Issuer or the Company, is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing in this announcement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa. Neither the Issuer nor the Company is a financial services provider licensed as such under the FAIS Act and the Issuer and/or Company's advisors are acting for the Issuer and/or Company (as the case may be) only in respect of the transaction and none of the Issuer, the Company, any of their respective advisors, any of the joint lead managers or any of their respective affiliates, or any person acting on behalf of the joint lead managers or any of their respective affiliates, is giving or purporting to have given any financial advice as contemplated in the FAIS Act to any bondholder or investor.

Any decision to purchase any of the securities should only be made on the basis of an independent review by a prospective investor of the Issuer's and the Company's publicly available information. None of the joint lead managers, any of their respective affiliates nor any of their or their respective affiliates accept any responsibility or liability whatsoever for, or make any representation or warranty, express or implied, as to the truth, accuracy or completeness of, of the information in this announcement (or whether any information has been omitted from this announcement) or the Issuer's and the Company's publicly available information or for any loss howsoever arising from the use of this announcement or its contents or otherwise arising in connection therewith. The information contained in this announcement is subject to change in its entirety without notice up to the closing date. Neither the joint lead managers nor any of their respective affiliates shall be responsible for, or for investigating, any matter which is the subject of any statement, representation, warranty or covenant of the Issuer or the Company contained in the Convertible Bonds or the guarantee, or any other agreement or document relating to the Convertible Bonds or the guarantee, or for the execution, legality, effectiveness, adequacy, genuineness, validity, enforceability or admissibility in evidence thereof.

Each prospective investor should proceed on the assumption that it must bear the economic risk of an investment in the Convertible Bonds or the ordinary shares to be issued or transferred and delivered upon conversion of the Convertible Bonds and notionally underlying the convertible bonds. None of the Issuer, the Company or the joint lead managers make any representation as to (i) the suitability of the securities for any particular investor, (ii) the appropriate accounting treatment and potential tax consequences of investing in the securities or (iii) the future performance of the securities either in absolute terms or relative to competing investments.

The joint lead managers are acting on behalf of the Issuer and the Company and no one else in connection with the Convertible Bonds and will not be responsible to any other person for providing the protections afforded to clients of the joint lead managers or for providing advice in relation to the securities.

The joint lead managers are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The joint lead managers and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for the Company and its group from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for the Company and its group in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

In connection with the Offering of the bonds, each of the joint lead managers and any of their respective affiliates may take up a portion of the bonds or the underlying shares as a principal position and in that capacity may retain, purchase, sell or offer to sell for its own account such securities and any other securities of the Issuer or the Company or any related investments in connection with the Offering of the bonds or otherwise. Accordingly, references in this announcement to bonds being sold, offered, subscribed, acquired, placed or otherwise dealt in should be read as including any issue or offer to, or subscription, acquisition, placing or dealing by, any of the joint lead managers and any of their respective affiliates acting in such capacity. In addition, certain of the joint lead managers or their affiliates may enter into financing arrangements (including swaps or contracts for differences) with investors in connection with which such joint lead managers (or any of its affiliates) may from time to time acquire, hold or dispose of bonds or the underlying shares. The joint lead managers do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so. In addition, each of the joint lead managers and their respective subsidiaries and affiliates may perform services for, or solicit business from, the issuer, the Company or members of the Company's group, may make markets in the securities of such persons and/or have a position or effect transactions in such securities.

Certain of the joint lead managers or their affiliates are, and/or may in the future be, lenders, and in some cases agents or managers for the lenders, under certain of the Company's or the group's credit facilities and other credit or those of its affiliates. In particular, certain of the proceeds received by the Company from the Offering may, without limitation, be used for the refinancing of debt previously provided by certain of the joint lead managers. In their capacity as lenders, such joint lead managers or their affiliates may, in the future, seek a reduction of a loan commitment to the company or their respective affiliates, or impose incremental pricing or collateral requirements with respect to such facilities or credit arrangements, in the ordinary course of business. In addition, certain of the joint lead managers or their affiliates that have a lending relationship with the Company may routinely hedge their credit exposure to the Company consistent with their customary risk management policies. A typical hedging strategy would include these joint lead managers or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the securities.

Each of the Issuer, the Company, the joint lead managers and their respective affiliates expressly disclaims any obligation or undertaking to update, review or revise any statement contained in this announcement whether as a result of new information, future developments or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 November 2022

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary